SECUR 06007929 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/05 (MM/DD/YY) AND ENDING 01/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hakman & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Bayshore Hwy., Suite 720
(No. and Street)

Burlingame, (City) CA (State) 94010 (Zip Code)

RECEIVED ... 152 SECTION WASH

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. David Hakman (650) 348-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elwood Espina Ferrell LLP
(Name – *if individual, state last, first, middle name*)

100 No. El Camino Real (Address) San Mateo (City) CA (State) 94401 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. David Hakman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hakman & Company, Incorporated, as of January 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Pres.
Title

see below.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Mateo.

Subscribed and sworn to (or affirmed) before me on this 17 day of March, 2006, by J. David Hakman personally known to me ~~or proved to me on the basis of satisfactory evidence to be~~ the person(~~s~~) who appeared before me.

CAROLINE PATRICIA D'AQUINO
Commission # 1601327
Notary Public - California
San Mateo County
My Comm. Expires Sep 15, 2009

(seal) Signature [signature]

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Hakman & Company, Incorporated [13]

SEC FILE NO.: 8-25248 [14]

FIRM I.D. NO.: 2N-08148-C1 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1350 Bayshore Hwy., Suite 720 [20]
(No. and Street)

Burlingame [21] CA [22] 94010 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 02/01/05 [24]

AND ENDING (MM/DD/YY): 01/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. David Hakman [30]

(Area Code) — Telephone No.: (650) 348-1700 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19th day of March 2006

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Elwood Espina Ferrell LLP [70]

ADDRESS

100 No. El Camino Real [71]	San Mateo [72]	CA [73]	94401 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the financial statements of Hakman & Company, Incorporated as of January 31, 2006 and for the year then ended, and have reported thereon without qualification in our Independent Auditors' Report dated February 21, 2006. In accordance with auditing standards generally accepted in the United States of America, and as discussed in our engagement letter dated November 10, 2005, we reviewed the company's system of internal accounting controls to the extent we deemed necessary in establishing the scope of our examination. Although such a review does not necessarily cover all aspects of internal accounting controls and might not detect all weaknesses in the company's system, our review did not disclose any material inadequacies.

Elwood · Espina · Ferrell, LLP

February 21, 2006

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com

ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the accompanying statement of financial condition of Hakman & Company, Incorporated (a California corporation) as of January 31, 2006, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hakman & Company, Incorporated as of January 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elwood • Espina • Ferrell LLP

February 21, 2006

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 01-31-06 [99]
SEC FILE NO. 8-25248 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 15,203 [200]		$ 15,203 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	[355]	81,951 [600]	81,951 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	239,951 [424]		
E. Spot commodities	[430]		239,951 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ 825 [130]			
B. At estimated fair value	[440]	12,573 [610]	12,573 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 255,154 [540]	$ 94,524 [740]	$ 349,678 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	67,629 [1205]	[1385]	67,629 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 67,629 [1230]	$ [1450]	$ 67,629 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	100,000 shares authorized; 1,266 shares outstanding	22,988 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		259,061 [1794]
E. Total		282,049 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 282,049 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 349,678 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated

For the period (MMDDYY) from 02/01/05 [3932] to 01/31/06 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		378,504	3995
9. Total revenue		$ 378,504	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		353,433	4100
16. Total expenses		$ 353,433	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 25,071	4210
18. Provision for Federal income taxes (for parent only)		5,550	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 19,521	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated

For the period (MMDDYY) from 02/01/05 to 01/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 240,580	4240
A. Net income (loss)		19,521	4250
B. Additions (Includes non-conforming capital of ** 29 $	4262)	21,948	4260
C. Deductions (Includes non-conforming capital of $	4272)		4270
2. Balance, end of period (From item 1800)		$ 282,049	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period 30	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

** Other comprehensive income - unrealized gain on investments, net of deferred taxes of $6,800.

Hakman and Company, Incorporated

Statement of Cash Flows

Year ended January 31, 2006

Operating activities:		
Net income	$	19,521
Adjustments to reconcile net income to net cash provided by operating activities –		
Realized loss on investments		101
Changes in operating assets and liabilities –		
Other receivables		(2,101)
Tax refund receivable		(12,441)
Deferred tax benefit		900
Accounts payable		58,429
Income taxes payable		(3,891)
Deferred taxes on income		2,400
Net cash provided by operating activities		62,918
Investing activities:		
Payments for purchase of investments		(5,597)
Proceeds from sale of investments		20,000
Principal loaned on note receivable		(67,000)
Net cash used in investing activities		(52,597)
Net increase in cash and cash equivalents		10,321
Cash and cash equivalents, beginning of year		4,882
Cash and cash equivalents, end of year	$	15,203
Supplemental disclosures of cash flow information –		
Cash paid during the year for income taxes	$	18,582
Noncash transactions -		
Unrealized gain on investments, net of deferred taxes of $6,800	$	21,948
Note receivable for commission revenue		67,000

The accompanying notes are an integral part of this statement.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 282,049	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			282,049	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 282,049	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 94,524	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(94,524)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 187,525	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	38,067	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(38,067)	3740
10.	Net Capital			$ 149,458	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	4,509	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	144,458	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	142,695	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	67,629	3790
17. Add:					
A. Drafts for immediate credit	21 $	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	67,629	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	45.25%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	45.25%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B N/A

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Hakman and Company, Incorporated

Reconciliation of Computation of Net Capital

January 31, 2006

No.		Net Capital Computation Audited	Net Capital Computation Unaudited	Audited Over/Under
1	Total ownership equity	$ 282,049	$ 282,049	$ -
6A	Nonallowable assets	(94,524)	(94,524)	-
16	A.I. Liabilities	67,629	67,629	-
		$ 255,154	$ 255,154	$ -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 30 ______ [4335] ______ [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

ELWOOD · ESPINA · FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the financial statements of Hakman & Company, Incorporated as of January 31, 2006 and have reported thereon without qualification in our report dated February 21, 2006. We have also made an examination to determine if the company paid the appropriate general assessment for the period from February 1, 2005 through January 31, 2006, in accordance with applicable instructions and forms provided by the Securities Investor Protection Corporation, and included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

The company submitted only one General Assessment Payment Form (SIPC-4) during this year, which represented the period from February 1, 2005 through January 31, 2006. This form showed a General Assessment of $150. We have also determined that a General Assessment of only $150 was payable for the year ended January 31, 2006.

In our opinion, Hakman & Company, Incorporated has paid all amounts due the Securities Investor Protection Corporation for the year ended January 31, 2006.

Elwood · Espina · Ferrell, LLP

February 21, 2006

100 No. El Camino Real · San Mateo CA 94401-2705 · Telephone 650.579.7200 · Facsimile 650.579.1041 · www.eefcpa.com

Hakman & Company, Incorporated

Notes to Financial Statements

Year ended January 31, 2006

1. Nature of Business and Significant Accounting Policies

Organization – Hakman & Company, Incorporated ("company") was incorporated on June 17, 1980 and subsequently registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company is engaged primarily in assisting in the private placement of securities and the sales of limited partnership interests for which it receives commissions.

The company is wholly owned by Hakman Capital Corporation ("HCC").

Method of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting, whereas the tax returns are filed on the cash basis.

Cash Equivalents – Cash equivalents represent all highly liquid debt instruments with original maturities of three months or less.

Depreciation – The company uses accelerated methods of depreciation over useful lives of seven years for furniture and fixtures. Fully depreciated assets still in use were $40,451 at January 31, 2006.

Investments – Securities classified as "available-for-sale" are carried in the financial statements at fair value. Realized gains and losses, determined using first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences in the deduction of California franchise taxes, unrealized gains or losses on investments, operating loss carryovers, and capital loss carryovers. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Note Receivable

The company holds an unsecured note receivable from a customer for $67,000 plus interest at 7%. Repayments are due monthly at varying principal amounts plus interest. The balance is due when certain circumstances have been met, in accordance with the agreement, which is estimated to be in June 2006.

3. Investments

The company holds warrants originally purchased for $825 to purchase 300 shares of common stock of the NASDAQ Stock Market, Inc. These warrants are carried at market value.

In January 2004, the company purchased an investment in a mutual fund, which is carried at market value.

Investments are classified as available-for-sale and consist of equity securities and are recorded at the aggregate fair value of $252,524 at January 31, 2006. Cost was $221,976 at January 31, 2006. Unrealized gains included in additions on the accompanying statement of changes in ownership equity were $28,748 at January 31, 2006. Realized losses included in the statement of income (loss) were $101 for the year ended January 31, 2006.

4. Related Party Transactions

The company reimbursed HCC for certain overhead expenses amounting to $12,000 for the year ended January 31, 2006, which is included in other expenses on the accompanying statement of income (loss).

For the year ended January 31, 2006, the company paid commissions of $95,785 to F. David Carr ("FDC") and $53,500 to Hawthorn Health Partners, Inc. ("HHP"). FDC is an officer of the company. HHP is 15% owned by J. David Hakman, an officer of the company and an 80% owner of HCC. These amounts are included in other expenses on the accompanying statement of income (loss).

5. Taxes on Income

The provision for taxes on income for the year ended January 31, 2006 consisted of the following:

	Federal	State	Total
Currently payable	$ 905	$ 1,345	$ 2,250
Deferred taxes	6,600	3,500	10,100
Deferred taxes included in other comprehensive income	(4,300)	(2,500)	(6,800)
Total	$ 3,205	$ 2,345	$ 5,550

The provision for taxes on income differs from the amount that would be obtained by applying federal statutory rates to income before income taxes because no tax benefit has been provided for nondeductible expenses, the company is subject to state income taxes, and the separate calculations of the current and deferred provisions each consider the effect of graduated rates.

Deferred tax liabilities recognized for taxable temporary differences total $9,200 for January 31, 2006. Deferred tax liabilities are individually classified as current and noncurrent based on their characteristics.

At January 31, 2006, there was a capital loss carryforward of approximately $1,500, which begins to expire in 2008.

6. Subsequent Event

In February 2006, the company sold investments for $237,746. The cost basis of the investments was $221,150 for a realized gain of $16,596.